2009 ANNUAL GENERAL MEETING

2009 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2009 Annual General and Special Meeting of the shareholders of Freegold Ventures Limited will be held at Suite 507. 1540 West 2nd Avenue, Vancouver,

British Columbia, V6J 1H2, on Monday July 27, 2009

at 10:00 a.m.

Freegold Ventures Limited

507.1540 West 2nd Avenue

Vancouver, British Columbia, V6J 1H2

Telephone: (604) 662-7307 and Facsimile: (604) 662-3791

FREEGOLD VENTURES LIMITED

507. 1540 West 2nd Avenue

Vancouver, British Columbia, V6J 1H2

Telephone No.:  604-662-7307   Fax No.: 604-662-3791

MANAGEMENT INFORMATION CIRCULAR

as at June 26h, 2009 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of FREEGOLD VENTURES LIMITED (the “Company”) for use at the Annual General and Special Meeting of the shareholders of the Company (the “Meeting”) to be held on Monday, July 27th, 2009, at the Company’s Executive Office located at 507. 1540 West 2nd Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of management’s nominees as directors and all other matters set out therein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures.  ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote shares directly at the Meeting.  Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the proxy.

RECORD DATE

The Company has set the close of business on June 26, 2009 as the record date (the “Record Date”) for the Meeting.  Only the common shareholders of record, as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such

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shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value (the “shares”) of which 64,726,593  shares are issued and outstanding as of the Record Date.

A quorum for the transaction of business at the Meeting is one member if the Company has only one member or two members or proxyholders representing two members, or one member and one proxyholder representing another member, personally present at the commencement of the meeting and holding, or representing by proxy, not less than 5% of the issued shares of a class of shares, the holders of which are entitled to attend and to vote at the meeting.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at June 26th, 2009, no shareholders beneficially owned, controlled or directed, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:  Management understands that as at June 26th, 2009, CDS & Company was the registered holder of 49,187,171 Common Shares representing approximately 75.99% of the issued and outstanding common shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Election of Directors

The number of directors of the Company to be elected at the Meeting will be four. The following table presents the names of the persons who are proposed as nominees for election as directors of the Company, two of whom are currently members of the board of directors (the “Board”), and for whom it is intended to vote the shares represented by proxies solicited in respect of the Meeting on any ballot that may be called for, unless authority to do so is withheld.

The term of office for each person so elected will be until the next annual meeting of shareholders of the Company or until his successor is elected or appointed. In the event that prior to the Meeting any vacancies occur in the slate of nominees submitted herewith, it is intended that discretionary authority shall be exercised to vote the proxies hereby solicited for the election of any other person or persons as directors.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

Information Concerning Nominees as Directors

Name, Place of Residence and Position	Principal Occupation (4)	Director of the Company Since	Shares Beneficially Owned or Controlled June 26th, 2009(1)
Hubert Marleau (2)(3) Quebec, Canada Director	President & CEO of Palos Capital Corp. (private investment company)	1996	Nil

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Name, Place of Residence and Position	Principal Occupation (4)	Director of the Company Since	Shares Beneficially Owned or Controlled June 26th, 2009(1)
David Knight Ontario, Canada Director	Partner, Macleod Dixon LLP, Barristers & Solicitors	2007	Nil
Mark Feeney British Columbia, Canada	Investor Relations/Financial Consultant	Nominee	628,000
Gary Moore British Columbia, Canada	President and Director of HTI Ventures Corp. (mining exploration company)	Nominee	Nil

Notes:

(1)

This information has been furnished by the respective directors.

(2)

Denotes member of the Audit Committee. Following the Meeting Mr. Moore will be appointed to this Committee.

(3)

Denotes member of the Compensation and Corporate Governance Committee. Following the Meeting Mr. Moore will be appointed to this Committee.

(4)

Each of the nominees  has held the position set forth opposite his name for the past five years except for: Mr. Knight, who from August 2003 to December 2005 was counsel with Miller Thomson LLP, and Mr. Moore, who from 2000 to 2006 was Vice President, Corporate Finance, Pacific International Securities Inc.

Except as described below, no proposed director of the Corporation is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

1.

was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or

2.

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

David Knight, a director of the Company, resigned as a director of Armstrong Corporation (“Armstrong”), a manufacturer and distributor of speciality chemicals, on September 26, 2002. On January 20, 2003, Deloitte and Touche was appointed by a secured creditor of Armstrong as receiver manager of the assets of Armstrong, and on March 13, 2003, Armstrong was petitioned into bankruptcy by such creditor.

No proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court (i) relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or, (ii) regulatory body that would likely be considered important to a security holder in deciding whether to vote for a proposed director.

2.

Appointment of Auditors

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It is intended to vote the shares represented by the proxies solicited in respect of the Meeting, on any ballot that may be called for, unless authority to do so is withheld, in favour of the appointment of the firm of James Stafford, Inc., Chartered Accountants, as the auditors of the Company and in favour of the authorization of the directors to fix the remuneration of the auditors.

Unless a choice is otherwise specified, it is intended that the Shares represented by the proxies hereby solicited will be voted by the persons named therein for the reappointment of James Stafford, Inc., Chartered Accountants, as the auditors of the Company, to hold office until the next annual meeting of the shareholders, and to authorize the directors to fix the auditors’ renumeration.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Board recognizes the importance of corporate governance to the effective management of the Company. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management.

In light of the Company’s recent financial difficulties, three of the Company’s former directors resigned from office  and as a result the Company has only two director’s in office. This has left the Company’s board in the position of being unable to comply with all the Governance Guidelines and certain other statutory requirements relating to corporate governance. The board will endeavour to redress these matters as soon as practicable.

The following is a description of the Company’s corporate governance practices.

Board of Directors

The Board is currently composed of two directors.  Two of the proposed nominees, Messrs. Marleau and Knight, are current directors.

Independence

One of the two members of the Board, Hubert Marleau, is independent within the meaning of the Governance Disclosure Rule. Gary Moore will also be an independent director upon his election as a director.

David Knight is a non-independent director because the firm of which he is a partner receives fees from the Company for legal services. Mark Feeney, a nominee as director, will not be independent because he receives fees from the Company for investor relations services.

To facilitate the Board functioning independently of management, the following structures and processes are in place:

• there are no members of  management  on the Board;

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• time is set aside at each meeting of the Board for the directors to hold discussions without management present; and

• the Company’s standing committees, being the Audit Committee and the Compensation and Corporate Governance Committee, are and will after the Meeting be composed entirely of independent directors

Meetings of Directors

The Board holds meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance and all directors then in office have attended every meeting of directors. The Board also passed various resolutions by way of consent resolution

Other Directorships

In addition to their positions on the Board, the following Directors and nominees as Directors also serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Hubert Marleau

CanAlaska Uranium Ltd.

Buzz Telecom

Global Development Resources, Inc.

GobiMin Inc.

Huntington Exploration Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

Uni-Sélect Inc.

Warnex Inc.

Sofame Technologies Inc.

David Knight	Fortune Minerals Limited
Mark Feeney	Nil
Gary Moore	Goldcliff Resource Corporation

Mandate of the Board of Directors

The Board has a written mandate which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Position Description for Chairman and CEO

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The Board is in the process of developing a written position description for the Chairman of the Board.  The Board is also in the process of developing a written position description for the CEO.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, which may be found in Item 19 of the Company’s Form 20F dated March 30, 2008 filed on SEDAR at www.sedar.com.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the Company’s governance structure.  There are two standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

In light of the recent resignations of certain former directors, Mr. Hubert Marleau is currently the only member of the Audit Committee. Gary Moore will be appointed to the Audit Committee following his election as a director. Both Mr. Marleau and Mr. Moore are financially literate in accordance with national securities legislation.  Mr. Marleau is currently President & CEO of Palos Capital Corp., and has been a director or executive officer of several public companies for over 25 years. Mr. Moore is a Director of Goldcliff Resource Corporation. He is a graduate from the University of British Columbia from the Faculty of Commerce (1976) and from the Masters of Business Administration program (1982). He has held junior and senor executive positions with various companies, including Agra Industries Ltd, Canuck Resources Corp. Trionics Technology Ltd, Trivest Management Inc., Global Securities Corporation, Pacific International Securities Inc. and HTI Ventures Corp.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

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Additional information regarding the audit committee may be found in Item 16A of the Company’s Form 20F dated March 30, 2008 filed on SEDAR at www.sedar.com.

Compensation and Corporate Governance Committee

During the fiscal year ended 2008, the Board appointed a Compensation Committee composed of three directors:  Morris Medd, Hubert Marleau and Robert Jackson.  In 2008, the Board of Directors combined the Compensation and Corporate Governance Committees into one new committee, and approved a new Charter. The Compensation and Corporate Governance Committee did not have an opportunity to meet in 2008 and currently has only one member, Hubert Marleau. Mr. Jackson resigned from the Board on January 13th, 2009. Mr. Medd resigned from the Board on May 30th, 2009. Gary Moore will be appointed to the Compensation and Corporate Governance Committee following his election as a Director.

The Compensation and Corporate Governance Committee will be responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

Assessments

Based upon the Company’s size, its current state of development and the number of individuals on the Board, the Board considers a formal process for assessing the effectiveness and contribution of the Board as a whole, its committees or individual directors to be unnecessary at this time. In light of the fact that the Board and its committees meet on numerous occasions during each year, each director has regular opportunity to assess the Board as a whole, its committees and other directors in relation to the Board's and such director's assessment of the competencies and skills that the Board and its committees should possess. The Board plans to continue to evaluate its own effectiveness and the effectiveness of its committees and individual directors in such manner.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Corporation’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation’s senior officers, being the two identified named executive officers (the “NEOs”) in 2008. The NEOs who are the focus of the CD&A and who appear in the compensation tables of the Management Information Circular are: Steve Manz, the Company’s former President & Chief Executive Officer (the “CEO”), and Gordon Steblin, Chief Financial Officer (the “CFO”).

That Corporation notes that it is in an exploration phase with respect to its properties and has to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled programs and otherwise fund its operations.  The Board of Directors (the “Board”) has to consider the current and anticipated financial position of the Corporation at the time of any compensation determination. The Board has attempted to keep the cash compensation paid to the Corporation’s senior officers relatively modest, while providing long-term incentives through the granting of stock options.

Option Repricings

During the financial year ended December 31, 2008 no options to Named Executive Officers were repriced downward.

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Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Named Executive Officers do not have agreements with respect to their employment with the Company.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation and options is variable. In the past the Company has also compensated its executives through other forms of equity-based compensation but is not currently using or planning to use such other forms, such as stock appreciation rights, securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans.  The Company’s cash compensation to Named Executive Officers tends to remain more or less constant, while any options, are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

In determining executive compensation the Board takes into consideration previous issuances of optionsand the number that remain outstanding along with the amount of options remaining issuable under the Company’s stock option plans.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company. In determining the cash compensation of executive officers the Board also takes into account the company’s financial position and cash resources, which are currently extremely limited.

The Company’s Board of Directors, when determining cash compensation to the CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO, as well as personal risks and contributions to the Company’s success. CEO’s receive a base cash compensation that the Board feels is in line with that paid by similar companies in North America subject to the Company’s financial resources; however no formal survey was completed by the Compensation and Corporate Governance Committee or the Board of Directors.

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during fiscal year ended December 31, 2008.

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Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share- based awards ($) (d)	Option- based awards ($) (e)	Non-equity incentive plan compensation Annual Incentive Plan ($) (f1)	All other Compensation ($) (h)	Total Compensation ($) (i)
Steve Manz President & CEO	2008	$150,000(1)	$120,272(3)	$564,000(4)	Nil	Nil	$834,272
Gordon Steblin CFO	2008	$59,166 (2)	Nil	$211,500(5)	Nil	Nil	$270,666

__________

Note:

(1)	Steve Manz resigned on May 6, 2009.
(2)	Fees paid through a service company.
(3)	81,818 performance shares were issued at $0.01 per share with a market value of $120,272. 163,638 performance shares that were reserved for issuance during 2008 were cancelled subsequent to year end.
(4)	600,000 options granted February 21, 2008 and are exercisable on or before February 21, 2013 at a price of $1.42.
(5)	225,000 options granted February 21, 2008 and are exercisable on or before February 21, 2013 at a price of $1.42.

The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model.  The following assumptions were used in the fair value calculation:

Risk-free interest rate

2.31%

Options expected life

3.38 years

Expected volatility

104.67%

Expected dividend yield

Nil

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2008:

Outstanding share-based awards and option-based awards
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised (#)	Option exercise price ($)	Option expiration date	Aggregate value of unexercised in-the-money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Steve Manz	600,000(1) 500,000(2)	$1.42 $0.20	Feb. 21, 2013 Sept. 30, 2010	Nil(3) $5,000	N/A N/A	N/A N/A
Gord Steblin	225,000(1)	$1.42	Feb. 21, 2013	Nil(3)	N/A	N/A

__________

Note:

(1)	Options were granted on February 21, 2008 and partially vested upon grant.
(2)	Options were granted on September 30, 2005 and fully vested.
(3)	These Options were not in-the-money on December 31, 2008 (based on the closing price of the Shares on the TSX of $0.21.)

Please see “Securities Authorized for Issuance under Equity Compensation Plans” (below) for details regarding the Company’s Stock Option Plan.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or was earned during the year ended December 31, 2008:

Incentive plan awards - value vested or earned during the year

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Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Steve Manz	$5,000	$120,272(1)	Nil
Gord Steblin	Nil	Nil	Nil

__________

Note:

1	81,818 performance shares were issued at $0.01 per share with a market value of $120,272. 163,638 performance shares that were reserved for issuance during 2008 were cancelled subsequent to year end.

Compensation of Directors

Commencing January 1, 2005 the non-executive directors were remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting. The Chairman receives an additional $833 per month.

Directors also receive options to purchase shares in the Company as compensation for their services as recommended by the Compensation and Corporate Governance Committee and determined by the Board. The exercise price of such options is determined by the Board, but shall in no event be less than the market price of the shares of the Corporation at the time of the grant of the options. As of the Record Date, each of Hubert Marleau, and David Knight hold options to purchase 125,000 shares of the Company.

The table below sets forth the details of the compensation paid to the directors during 2008.

Name (a)	Fees earned ($) (b)	Share-based awards ($) (c)	Option-based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	All other Compensation ($) (g)	Total ($) (h)
Morris Medd	$23,000	N/A	$23,500(1)	N/A	N/A	$46,500
Hubert Marleau	$10,000	N/A	$117,500(2)	N/A	N/A	$127,500
David Knight	$7,500	N/A	$23,500(1)	N/A	N/A	$31,000
Robert Jackson	$9,000	N/A	$118,062(3)	N/A	N/A	$127,062
Steve Manz(4)	N/A	N/A	N/A	N/A	N/A	N/A

__________

Note:

(1)	25,000 options granted February 21, 2008 and are exercisable on or before February 21, 2013 at a price of $1.42 per share.
(2)	125,000 options granted February 21, 2008 and are exercisable on or before February 21, 2013 at a price of $1.42 per share.
(3)

25,000 options granted February 21, 2008 and are exercisable on or before February 21, 2013 at a price of $1.42 per share and 100,000 . options granted February 8, 2008 and are exercisable on or before February 8, 2013 at a price of $1.50 per share. Mr. Jackson’s options have lapsed in light of his resignation.

(4)

Steve Manz was a director and officer of the Corporation.  Amounts received by Mr. Manz for his services as a director are reported in the Summary Compensation Table under “Executive Compensation: Tables and Narrative” (above).

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held by directors as at December 31, 2008:

Outstanding share-based awards and option-based awards
Option-based Awards	Share-based Awards

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Name	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Aggregate value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Morris Medd	Sept. 21, 2006 Nov. 1, 2007 Feb. 21, 2008	100,000 50,000 25,000	$0.50 $2.10 $1.42	Sept. 21, 2011 Nov. 1, 2012 Feb. 21, 2013	Nil(1) Nil(1) Nil(1)	N/A	N/A
Hubert Marleau	Feb. 21, 2008	125,000	$1.42	Feb. 21, 2013	Nil(1)	N/A	N/A
David Knight	Nov. 1, 2007 Feb. 21, 2008	100,000 25,000	$2.10 $1.42	Nov. 1, 2012 Feb. 21, 2013	Nil(1) Nil(1)	N/A	N/A
Robert Jackson	Feb. 8, 2008 Feb. 21, 2008	100,000 25,000	$1.50 $1.42	Feb. 8, 2013 Feb. 21, 2013	Nil(1) Nil(1)	N/A	N/A
Steve Manz(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

__________

Note:

(1)	None of the Options were in-the-money on December 31, 2008 (based on the closing price of the Shares on the TSX of $0.21.)
(2)

Steve Manz was a director and officer of the Corporation.  Amounts received by Mr. Manz for his services as a director are reported in the Summary Compensation Table under “Executive Compensation: Tables and Narrative” (above).

Please see “Securities Authorized for Issuance under Equity Compensation Plans” (below) for details regarding the Company’s Stock Option Plans.

PERFORMANCE GRAPH

The following graph compares the Company’s five year cumulative total shareholder return considering a $100 Investment – for the period of December 31, 2003 to December 31, 2008 with the total cumulative return of the S&P/TSX Composite Index for that period.

	31-Dec-2003	31-Dec-2004	31-Dec-2005	31-Dec-2006	31-Dec-2007	31-Dec-2008
Freegold Ventures	100.00	70.59	45.10	96.08	392.16	41.18

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TSX Composite Index	100.00	112.48	137.12	157.02	168.27	109.33

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During fiscal year ended December 31, 2008 the Company maintained two incentive and stock option compensation plans, the 2004 Plan and the 2005 Plan, both of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	5,086,670	0.99	1,335,989
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	5,086,670	0.99	1,335,989

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which are detailed below and which are maintained separate and apart from each other.

(a)

2004 Stock Option Plan

The 2004 Plan provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 5,258,341 shares. Information as to shares issued and issuable under the 2004 Plan is set forth below:

		Percentage of Issued and Outstanding Shares as of June 26th, 2009
Shares issued upon exercise of incentive stock options	3,004,500	4.64%
Shares reserved for issuance pursuant to unexercised incentive stock options	1,108,341	1.71%
Unallocated shares available for future grants of incentive stock options	1,145,500	1.77%
TOTAL	5,258,341	8.12%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording key personnel, upon whose judgment, initiative and effects the Company rely for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to key personnel selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price

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(which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any one individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

 (b)

2005 Stock Option and Incentive Plan

The 2005 Plan (before giving effect to the amendment set forth under “Particulars of Matters to be Acted Upon-Approval of Renewal and Amendment of 2005 Stock Option Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan in conjunction with all other security based compensation plans of the Company shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.

Information as to shares issued and issuable under the 2005 Plan based on the number of common shares currently outstanding is set forth below:

		Percentage of Issued and Outstanding Shares as of June 26, 2009
Shares issued upon exercise of incentive stock options	0	0%
Shares reserved for issuance for unexercised incentive stock options	2,536,659	3.92%
Unallocated shares available for future grants of incentive stock options and/or performance shares	1,264,369	1.95%

Management is of the opinion that the shares reserved for performance shares awards may be used to satisfy the future award of options.

General

The purpose of the 2005 Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 Plan is administered by the Board in accordance with the terms of the 2005 Plan.

The 2005 Plan currently provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 Plan will be 10% of the issued and outstanding capital of the Company, as

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such may be from time-to-time.  The 2005 Plan took effect March 1, 2005 and will terminate on March 1, 2015.

Incentives under the 2005 Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the “Participants”).  No individual may receive incentive grants exceeding 5% of issued capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or exchange policies:  an increase in the fixed percentage of shares subject to the 2005 Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 Plan).

The Board may make amendments such as repricing and extending non insider options.

If required by Exchange policy to which the Company is subject, repricing or extension of incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price will be at fair market value, as determined by the Board in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the Participant will sell the common shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

Subject to applicable laws and exchange policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

Restricted Shares

Restricted shares will be sold or transferred by the Company to a Participant at a price which may be below fair market value or for no payment at all, but are subject to restriction on their sale or other transfer by the Participant and such shares will be escrowed until such time as the restrictions are removed.  The

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number of restricted shares that may be transferred or sold by the Company, the sale price, and the restrictions set on such shares will all be determined by the Board at the time of grant.

Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferral shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.  12,518 performance shares have been allotted and will be issued pursuant to the terms of the 2005 Plan.  These performance shares shall vest on January 11, 2009. These performance shares were cancelled due to non-exercise .

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the reservation for future issuance of an aggregate of 2,187,482 nominal value performance shares. To date 1,769,692 performance shares have been issued (872,897 in 2003 and 1,314,585 in 2004, of which 417, 790 have since been cancelled..

These performance shares have been issued at the discretion of the Board to such arm’s length parties as the Board considered desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.  Vesting provisions have been imposed at the discretion of the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2008.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company or other informed person, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein or elsewhere in this Information Circular.

ADDITIONAL INFORMATION

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Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR at www.sedar.com or by contacting the Company at its offices located at 507. 1540 West 2nd Avenue, Vancouver, British Columbia V6J 1H2; phone 604-662-7307; fax 604-662-3791.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 29th day of June 2009

ON BEHALF OF THE BOARD OF DIRECTORS

“Hubert Marleau”

Hubert Marleau

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